UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-38480

IMV Inc.
(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19 Dartmouth, Nova Scotia B3B 2C4, Canada

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[   ] Form 20-F [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: July 8, 2022	By:	/s/ Brittany Davison
Name: Brittany Davison
Title: Snr. VP Finance acting as Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated July 8, 2022. IMV Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency.